FOR IMMEDIATE RELEASE

Monday, July 30, 2007

(No.2007-07-17)

CARMANAH SUPPLIES MORE THAN $500K IN LED EDGE-LIT SIGNS

TO MAJOR NORTH AMERICAN CONSUMER ELECTRONICS COMPANY

Victoria, British Columbia, Canada – Monday, July 30, 2007 - Carmanah Technologies Corporation (TSX: CMH) announced today that its LED Sign Group has received an order through an authorized distributor to supply more than $500,000 in LED edge-lit signs to a major North American consumer electronics company.  These customized illuminated point-of-purchase signs will be installed at retail locations throughout the United States.

After evaluating a number of signage alternatives, the communications company chose the contemporary look and ultra-slim profile of Carmanah's LED edge-lit signs to identify its authorized dealers.  Key performance benefits including a 10 year LED lamp life, zero maintenance and energy-efficient 12-volt operation also factored into the decision to use Carmanah’s sign technology.

Carmanah's LED Sign Group has been designing and manufacturing energy-efficient, LED edge-lit signs for more than 10 years using an innovative combination of ultra-bright LEDs and proprietary edge-lighting technology. Using state-of-the-art manufacturing and production procedures, Carmanah can illuminate virtually any logo or design with exceptionally bright, crisp and eye-catching LED output.  The result is a unique marketing tool that can create additional awareneness for any company brand, product, or service.

The LED edge-lit signs designed and manufactured for this particular customer also feature Carmanah's exclusive EvenLit™ acrylic sheet - a unique cell-cast acrylic product that is an ideal medium for accurately reproducing the customer's complex and colourful logo in accordance with corporate identity guidelines.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including LED illuminated signage, solar-powered LED lighting and solar power systems & equipment.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation’

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Director of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com